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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27120

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert A. Stanger & Company, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1129 Broad Street, Suite 201
(No. and Street)

Shrewsbury	NJ	07702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin K. Hull, Chief Compliance Officer, (732) 389-3600

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP

(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant (Independent Registered Public Accounting Firm)
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Kevin T. Gannon _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Robert A. Stanger & Company, Inc. _____ , as

of _____ December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.



Signature

President

Title

Catherine J. Floyd

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert A. Stanger & Company, Inc.

Statements of Financial Condition

December 31, 2018 and 2017

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Robert A. Stanger & Company, Inc.

Opinion on the Statements of Financial Condition

We have audited the accompanying statements of financial condition of **Robert A. Stanger & Company, Inc.** (the "Company") as of December 31, 2018 and 2017, and the related notes to the statements of financial condition (collectively referred to as the "financial statements"). In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2009.

January 31, 2019

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

Robert A. Stanger & Company, Inc.

Statements of Financial Condition

	December 31,	
	2018	2017
ASSETS		
Cash and cash equivalents	$818,362	$797,195
Trade accounts receivable, net of allowance		
of $25,000 and $25,000	317,480	139,164
Prepaid expenses	203,432	236,440
Furniture and equipment and leasehold improvements, net of accumulated depreciation and amortization of $369,219		
and $342,692	29,439	13,577
Total Assets	$1,368,713	$1,186,376
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable	$10,000	$10,000
Accrued expenses	59,000	-
Distribution payable	79,000	-
Deferred revenue	118,250	178,250
Total Liabilities	266,250	188,250
Stockholders' Equity		
Capital stock, no par, 2,500 shares authorized,		
200 and 175 shares issued and outstanding	759,034	654,997
Retained earnings	343,429	343,129
Total Stockholders' Equity	1,102,463	998,126
	$1,368,713	$1,186,376

The accompanying notes are an integral part of these financial statements.

Robert A. Stanger & Company, Inc.

Notes to Statements of Financial Condition
December 31, 2018 and 2017

1. Organization

Business

Robert A. Stanger & Company, Inc. (the "Company") was incorporated in the State of New Jersey in August of 1985. The Company provides services to the public, which includes acting as an agent in mergers and acquisitions, preparing fairness opinions, valuing securities and businesses and performing financial advisory services. The Company also is registered as a broker-dealer with the Securities and Exchange Commission.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates and those differences could be material.

Income Taxes

As an S Corporation, the Company's Federal and New Jersey State income is taxed in the individual income tax returns of its stockholders. State income taxes are provided for on a minimum tax basis.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Allowance for doubtful accounts

The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The expense associated with the allowance for doubtful accounts is recognized as bad debt expense. At December 31, 2018 and 2017, the allowance for doubtful accounts was $25,000 and $25,000, respectively.

Robert A. Stanger & Company, Inc.

Notes to Statements of Financial Condition (continued)
December 31, 2018 and 2017

2.   Significant Accounting Policies (continued)

Furniture and Equipment
Leasehold improvements and equipment and furniture are recorded at cost. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using accelerated methods. Improvements are capitalized while expenditures for maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized over the life of the remaining primary lease term. Furniture is depreciated over an estimated life of 5 years and equipment is depreciated over an estimated life of 3 years.

Revenue Recognition
The Company adopted ASU 2014-09, Revenue from Contracts with Customers, on January 1, 2018.

Deferred revenues are reported when monies are received by the Company for services not yet provided. Revenue is recognized, and the deferred revenue liability eliminated, when the services have been rendered.

Financial advisory and consulting fees are recognized as the services are provided over the terms of the agreements and collectability is reasonably assured.

To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

Accounting for Uncertainty in Income Taxes
Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state, or local income tax audits for the periods prior to 2015.

Stock Grants: Compensation and Capital Stock
The Company has determined that stock grants are equity-classified awards under FASB ASC 718. Therefore, the Company accounts for the recognition of the fair value of stock grants over the vesting period. Under this method, compensation expense and additions to capital stock are recognized ratably between the grant date and each vesting date. When each grant is vested, the capital stock issued and outstanding increases.

2. Significant Accounting Policies (continued)

Subsequent Events Evaluation by Management
Management has evaluated subsequent events for disclosures and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is January 31, 2019.

3. Furniture, Equipment, and Leasehold Improvements

Furniture equipment and leasehold improvements consist of the following at December 31:

	2018	2017
Furniture and Equipment	$ 365,779	$ 323,390
Leasehold Improvements	32,879	32,879
Less Accumulated Depreciation and Amortization	(369,219)	(342,692)
	$ 29,439	$ 13,577

4. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash with a single financial institution. At times, cash balances may exceed insured limits. Concentrations of credit risk with respect to accounts receivable are limited due to the good credit quality of the customers of the Company.

Approximately 44% and 19% of the Company's trade receivables were owed from one customer at December 31, 2018 and December 31, 2017, respectively.

5. Pension Plan

The Company sponsored a Simplified Employee Pension Plan through the end of 2014 covering substantially all employees. Beginning on January 1, 2015 the Company sponsored a 401K Plan. During 2018 and 2017, the Company made 401K mandatory contributions aggregating $120,443 and $112,560, respectively.

6. **Lease Obligations**

The Company has an eleven-year operating lease for office space in New Jersey beginning July 1, 2009 at $119,136 per annum. The lease expires on June 30, 2020. The lease agreement allows for an annual rent increase of 2%. The Company also has a twenty-four month operating lease for office space in New Jersey beginning July 1, 2017 at $21,000 per annum. The lease expires on June 30, 2019.

The Company also leases various equipment under operating leases that expire at various times through the year 2022.

The following is a schedule detailing future minimum operating lease payments:

	Office	Equipment
2019	168,850	469
2020	80,759	469
2021	-	469
2022	-	469
Totals	$ 249,609	$ 1,876

7. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital; both as defined, shall not exceed 15 to 1. As of December 31, 2018 and 2017, the Company had net capital of $551,612 and $608,445 which was $533,862 and $595,895 in excess of its required net capital, respectively. The Company's net capital ratio was 0.48 and 0.31 to 1 as of December 31, 2018 and 2017, respectively.

8. **Litigation**

The Company was not a party to any litigation in 2018 or 2017.